UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Global Crossing Limited (the “Issuer”)
(Name of Issuer)
Shares of common stock, par value $0.01 per share (“Common Shares”)
(Title of Class of Securities)

G3921A175
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3921A175	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3915A175	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,380,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,380,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,990,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,990,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9% (see Item 4(b))
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carso Global Telecom, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 390,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 390,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (see Item 4(b))
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3921A175	13G	Page 11 of 15 Pages

Item 1.
(a)	Name of Issuer: Global Crossing Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Wessex House 45 Reid Street Hamilton HM12, Bermuda
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns substantially all of the issued and outstanding voting securities of Inmobiliaria Carso, S.A. de C.V (“Inmobiliaria”) and directly and indirectly beneficially own a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. (“CGT”).

(2)

Inmobiliaria, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

(3)

CGT, a sociedad anónima de capital variable organized under the laws of Mexico, is a holding company with interests in telecommunications and media companies.

CUSIP No. G3921A175	13G	Page 12 of 15 Pages

(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec,
11000 México, D.F.
México

(ii) Inmobiliaria’s principal business address is:

Avenida Insurgentes Sur #3500
Colonia Peña Pobre
Delegación Tlalpan
14060 México D.F.
México

(iii) CGT’s principal business address is:

Avenida Insurgentes Sur #3500
Colonia Peña Pobre
Delegación Tlalpan
14060 México D.F.
México

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen. Inmobiliaria and CGT are Mexican corporations.

(d)	Title of Class of Securities: Shares of common stock, par value $0.01 per share (“Common Shares”)

(e)	CUSIP Number: G3921A175
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. G3921A175	13G	Page 13 of 15 Pages

Item 4.	Ownership.

(a)

Amount Beneficially Owned:

As of the date of the event which requires the filing of this statement, (i) Inmobiliaria directly owns 3,990,000 Common Shares, (ii) CGT directly owns 390,000 Common Shares, and (iii) the Slim Family, which beneficially owns all of the issued and outstanding voting equity securities of Inmobiliaria and directly and indirectly owns a majority of the outstanding voting equity securities of CGT, may be deemed to beneficially own indirectly the Common Shares that may be deemed beneficially owned directly by Inmobiliaria and CGT. Orient Star Holdings LLC, which previously directly owned the 3,990,000 Common Shares directly owned by Inmobiliaria, was merged into Inmobiliaria on August 1, 2005.

(b)

Percent of Class:

The Common Shares beneficially owned by the Reporting Persons as of the date of the event which requires the filing of this statement constitute approximately 19.7% of the issued and outstanding Common Shares, based on 22,259,238 Common Shares outstanding, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2005.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 4,380,000 Common Shares in the case of the Slim Family 3,990,000 Common Shares in the case of Inmobiliaria 390,000 Common Shares in the case of CGT
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv)

Shared power to dispose or direct the disposition of:
4,380,000 Common Shares in the case of the Slim Family
3,990,000 Common Shares in the case of Inmobiliaria
390,000 Common Shares in the case of CGT

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

CUSIP No. G3921A175	13G	Page 14 of 15 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Powers of Attorney for the Slim Family filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission on March 19, 2004 are hereby incorporated herein by reference. The Powers of Attorney for Inmobiliaria and CGT filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005 are also hereby incorporated herein by reference.  The Joint Filing Agreement dated as of February 14, 2005, by and among the Slim Family, Inmobiliaria, Orient Star Holdings LLC and CGT filed as an exhibit to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005 is also hereby incorporated herein by reference.

CUSIP No. G3921A175	13G	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra Attorney-in-Fact February 10, 2006
Marco Antonio Slim Domit

Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit
Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

CARSO GLOBAL TELECOM, S.A. DE C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact